June 17, 2010

Keith O`Connell, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Real Assets Fund, Inc. (the "Fund" or "Registrant")
 File Nos. 333-166395 and 811-22410

Dear Mr. O`Connell:

The following is in response to your comment later dated May 27, 2010, regarding the registration statement filed on April 29, 2010 for the above-referenced Registrant. Your comments and our responses are set forth below.

Comment:

If true, please add "as a percentage of amount redeemed" to the redemption fee line in the fee table.

Response:

The line item will be revised to read "Redemption fee (as a percentage of amount redeemed on shares held for 90 days or less)."

Comment:

Footnote b to the fee table provides that certain fees will be waived if the expense ratio exceeds 1.10%. Because the fee table provides that the total annual operating expenses are 0.85%, please delete such footnote and include such information after Item 8.

Response:

This footnote will be removed from the fee table and the information included after Item 8.

Comment:

In the example, please delete "and the expense limitation currently in place is not renewed."

Response:

This reference will be deleted.

Comment:

The prospectus states, "The fund will focus its investments on companies that are engaged in activities related to, or have substantial ownership of, xd4 real assets.`" Rule 35d-1 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the disclosure accordingly. (See Release No. IC-24828.)

Response:

The first two sentences of the fund`s "principal investment strategies" will be revised as follows:

The fund will normally invest at least 80% of its net assets in "real assets" and securities of companies that derive significant profits or revenues from real assets, are engaged in activities related to real assets, or have substantial ownership of real assets. Real assets are defined broadly by the fund and are considered to include any assets that have physical properties, such as energy and natural resources, real estate, basic materials, equipment, utilities and infrastructure, and commodities.

Comment:

The prospectus states, "The fund may also gain exposure to real assets that trade in the commodities markets through commodity-linked derivatives, including notes, futures, options and swap agreements that are linked to or backed by commodities or a commodities-related index." The risk section states, "The commodity-linked notes and other hybrid instruments purchased by the fund may be unleveraged or leveraged up to three times. (Emphasis added.) In the strategy and risk summary sections, please disclose the Fund`s use of leverage and/or leveraged securities.

Response:

The following sentence will be added under "principal investment strategies" in the summary section:

Certain of these commodity-linked derivatives could involve leverage, which magnifies the effect of any increase or decrease in the value of the investment underlying the derivative.

The "derivatives risk" paragraph under "principal risks" in the summary section will be revised as follows (new language has been italicized):

To the extent the fund invests in futures, options, swaps, structured notes or hybrids, it is exposed to additional volatility and potential losses, including the potential use of leverage and the risk that the fund could lose money if a counterparty to a derivatives contract is unable or unwilling to meet its financial obligations. Any use of leverage will subject the fund to greater volatility and potential for loss than if it had invested in securities that do not involve leverage. Commodity-linked derivatives will be affected by the performance of the overall commodities markets and their returns could deviate significantly from the returns of the underlying commodity, instruments, or measures upon which the instrument is derived. In addition, commodity-linked derivatives may be less liquid than the underlying instrument and could unfavorably impact the timing and tax character of the fund`s distributions.

Comment:

If emerging securities are deemed a principal strategy, please disclose in the strategy summary section. We note the prospectus states there is no limit on fund investments in foreign securities or in emerging markets.

Response:

The fund`s "principal investment strategies" will be revised to include the following:

The fund will invest in companies located throughout the world and there is no limit on the fund`s investments in foreign securities or emerging markets.

Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

We have not submitted, and do not expect to submit, an exemptive application or no-action request.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole, Vice President and Legal Counsel
T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President, T. Rowe Price Real Assets Fund, Inc.